EXHIBIT 12.2

JPMORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges
and Preferred Stock Dividend Requirements

Nine Months Ended September 30, (in millions, except ratios)	2004

Excluding Interest on Deposits
Income before income taxes	$3,787

Fixed charges:
Interest expense	6,176
One-third of rents, net of income from subleases (a)	248

Total fixed charges	6,424

Add: Equity in undistributed loss of affiliates	20

Earnings before taxes and fixed charges, excluding capitalized interest	$10,231

Fixed charges, as above	$6,424
Preferred stock dividends (pre-tax)	53

Fixed charges including preferred stock dividends	$6,477

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.58

Including Interest on Deposits
Fixed charges including preferred stock dividends, as above	$6,477
Add: Interest on deposits	3,125

Total fixed charges including preferred stock dividends and interest on deposits	$9,602

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$10,231
Add: Interest on deposits	3,125

Total earnings before taxes, fixed charges and interest on deposits	$13,356

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.39

(a)	The proportion deemed representative of the interest factor.